Exhibit 99.182

Arnel Santos Joins mCloud as Executive Vice President and President, Americas

CALGARY, AB, May 5, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("AI") and analytics, today announced Arnel Santos has joined mCloud as Executive Vice President and President, Americas and the Company's senior executive for its regional business in North America.

Santos joins mCloud as the Company advances its Environmental, Social, and Corporate Governance ("ESG") agenda and relocates its global headquarters to Calgary with the support of Invest Alberta Corporation as announced on February 2, 2021. Dr. Patrick O'Neill, who was previously the Company's President, North America has assumed a new role as mCloud's global President, Connected Buildings.

Santos has a celebrated career as one of Alberta's top executives leading tech innovation, digital strategy, and ESG affairs provincially and globally. Prior to joining mCloud, he was part of the global executive leadership team at Calgary-based NOVA Chemicals®, a multibillion-dollar chemicals and plastic resin manufacturer, where he served as Senior Vice President, Innovation, Operations, and Government Relations. While at NOVA Chemicals, Santos led the adoption of leading-edge technology throughout the organization. During his tenure, Santos was also responsible for overseeing the organization's Manufacturing, Projects and Engineering, Procurement and Logistics, Responsible Care, and Ventures functions.

Santos was a key executive leader at Royal Dutch Shell PLC ("Shell"), where he served in various roles at Shell around the world for over 25 years, most notably as Shell's Regional Vice President, Manufacturing East for Shell Eastern Petroleum Limited. He started his career at Shell in 1991 as a Process Engineer, which led to progressive roles taking him into global leadership positions as a site General Manager for Shell Canada Limited, General Manager for Shell's Tabangao Refinery, and the General Manager, Distillation, Thermal Conversion/Light Ends, at Shell Global Solutions.

"We are incredibly privileged to have Arnel join mCloud's executive team, especially as someone who commands respect as a distinguished oil and gas thought leader in Alberta and abroad," said Russ McMeekin, mCloud President and CEO. "He is a deeply passionate champion for the importance of digitalization and ESG across the industry and has the ear of key business and government leaders on the topics of technology and innovation."

"His continued presence, visibility, and influence will leverage our emerging leadership in Canada and serve as a major catalyst for mCloud's industrial business as we engage major enterprise oil and gas players around the world," McMeekin added.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 59,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2021/05/c1237.html

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For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 05-MAY-21